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SEC Mail Processing
MAR 01 2023
Washington, DC

SEC FILE NUMBER
8-47759

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RD CAPITAL GROUP, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

255 PONCE DE LEON AVENUE; MCS PLAZA - SUITE 305

(No. and Street)

SAN JUAN	PR	00917-1903
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RAMON DOMINGUEZ	(787) 282-0303	RDOMINGUEZ@RDCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DRIVEN, P.S.C.

(Name – if individual, state last, first, and middle name)

B7 TABONUCO STREET, SUITE 302	GUAYNABO	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/2021	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ramón Domínguez, of legal age, single, executive and resident of Dorado, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RD CAPITAL GROUP, INC., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Affidavit number: 412

Sworn before me, by Ramón Domínguez, of the above mentioned personal circumstances, whom I attest to know personally.

In San Juan, Puerto Rico, today January 19, 2023.

Notary Public

Lcda. Carla Fabiola Ramos Torres Abogada-Notario

Signature:

Title:
President & CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RECIBO

[redacted]

4U22-00346230

18f.712

Sello

9392

06/03/2022

$5.00

Sello de Asistencia Legal

80004-2022-0603-75167130

Lcda. Carla Fabiola Ramos Torres

Abogada-Notario

Financial Statements and Report of Independent Registered Public Accounting Firm

RD Capital Group, Inc.

December 31, 2022 and 2021

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
RD Capital Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of RD Capital Group, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The financial statements of the Company as of December 31, 2021, were audited by other auditors whose report dated February 22, 2022, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

Auditor's Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of the Reserve Requirement Pursuant to Exhibit A of Rule 240.15c3-3 (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

driven, psc
Guaynabo, Puerto Rico

February 28, 2023

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E514392 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

RD Capital Group, Inc.
Balance Sheets
December 31, 2022 and 2021

	2022	2021
Assets		
Current assets:		
Cash	$ 70,229	$125,786
Accounts receivable, other	101	10
Prepaid expenses	5,164	5,708
Total current assets	75,494	131,504
Restricted cash-deposit with clearing house	-	100,000
Investment in marketable securities (See Note #3)	106,761	-
Property and equipment, net	-	-
Deferred tax asset	1,180	565
Total assets	**$183,435**	**$232,069**
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and other commissions payable	$ 1,675	$ 133
Accrued expenses	38,825	42,424
Income tax payable	449	544
Due to stockholder	-	45,000
Total liabilities	40,949	88,101
Stokholder's equity		
Common stock; $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid in capital	273,421	273,421
Accumulated deficit	(165,935)	(164,453)
Total stockholder's equity	142,486	143,968
Total liabilities and stockholder's equity	**$183,435**	**$232,069**

The accompanying notes are an integral part of these financial statements.

RD Capital Group, Inc.
Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
Revenues:		
Commissions and fees	$752,133	$794,946
Interest and other income	12,670	4,130
Total revenues	$764,803	$799,076
Operating Expenses:		
Employee compensation, commissions, payroll taxes and benefits	442,408	469,291
Occupancy costs and office expenses	114,105	106,745
Dues, subscriptions and other registration fees	80,288	74,861
Profesional and temporary services	32,541	27,938
Communications and postage	24,379	23,445
Travel and entertainment	21,096	15,256
Clearing fees	18,215	33,894
Property, municipal and other taxes	16,396	16,875
Auto	3,508	3,371
Others	13,463	23,596
Total operating costs and expenses	766,399	795,272
(Loss)/Income before income tax benefit/(expense)	(1,596)	3,804
Income tax benefit/(expense)	114	(3,004)
Net (loss)/income	**$ (1,482)**	**$ 800**

The accompanying notes are an integral part of these financial statements.

RD Capital Group, Inc.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2022 and 2021

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2020	$ 35,000	$ 273,421	$ (165,253)	$ 143,168
Net income	-	-	800	800
Balance at December 31, 2021	$ 35,000	$ 273,421	$ (164,453)	$ 143,968
Net loss	-	-	(1,482)	(1,482)
Balance at December 31, 2022	**$ 35,000**	**$ 273,421**	**$ (165,935)**	**$ 142,486**

The accompanying notes are an integral part of these financial statements.

RD Capital Group, Inc.
Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net (Loss)/Income	$ (1,482)	$ 800
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:		
Deferred tax	(614)	2,017
Net unrealized loss on investment activities	2,644	-
Accounts receivable, other	(91)	281
Prepaid expenses	543	(282)
Accounts payable	1,542	(3,592)
Accrued expenses	(3,599)	(660)
Income tax payable	(95)	483
Commissions payable	(45,000)	28,000
Total adjustments	(44,670)	26,247
Net cash (used in)/provided by operating activities	$ (46,152)	$ 27,047
Cash flows used in investing activity-		
Purchase of marketable securities	(109,405)	-
Net change in cash and cash equivalents	$ (155,557)	$ 27,047
Cash and cash equivalents, beginning of year	225,786	198,739
Cash and cash equivalents, end of year	**$ 70,229**	**$ 225,786**

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business

RD Capital Group, Inc., hereinafter "the Company", is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers, nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation) a correspondent U.S. based firm who maintains all accounts for their customers.

Note 2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with US generally accepted accounting principles and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company.

Basis of Presentation

The Company's fiscal year ends on December 31st of each year. All year references in these notes to the financial statements, represent fiscal years unless otherwise noted.

Revenue Recognition

Revenues are recognized when control of the promised services (agreed on a trade date) is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services, called settlement date. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

All the Company's revenue is recognized at a point in time based on the transfer of control, like other broker/dealer firms. None of the Company's contracts contain variable consideration and contract modifications if any, are generally minimal. The Company's revenue arrangements generally consist of a single performance obligation to transfer promised services.

Property and Equipment

Property and equipment is recorded at cost and are amortized using the straight-line method over the estimated useful lives on the assets. Leasehold improvements are amortized using the straight- line method over the estimated useful life or the remaining lease life, whichever is shorter. Maintenance and repairs are charged to operations when incurred.

Betterments and renewals, which substantially increase the life of individual assets, are capitalized. All property and equipment are fully depreciated.

Long-lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

Cash Equivalents and Statement of Cash Flows

The Company considers cash in certificates of deposit and all liquid debt instruments purchased with maturity of three months or less, to be cash equivalents. As of December 31, 2022 there were cash equivalent which amounted to 40,463. There were no cash equivalent as of December 31, 2021.

Financial Instruments Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for proprietary securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities and derivative positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. See note 4 for further disclosures regarding fair value.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a

greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Use of Estimates

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk only include bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

Deferred Taxes

In accordance with the FASB ASU No. 2015-17, "Income Taxes (Topic 740)-Balance Sheet Classification of Deferred Taxes", the Company reported its deferred tax liabilities and deferred tax assets together as a single noncurrent item on the classified balance sheet. Interest and penalties related to unrecognized tax benefits are included as interest expense and the accrued interest and penalties are included with the tax liabilities.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). The Company adopted Accounting Standards Codification ("ASC") 842 as of January 1, 2021 using the optional modified retrospective transition method and did not recast the comparative periods. ASC 842 requires lessees to recognize a lease liability and a right-of-use asset on the balance sheet for all leases, with the exception of short-term leases. The Company has applied the practical expedients in ASC 842 related to leases that meet the definition of a short-term lease, and accordingly, is not recorded on the balance sheet.

Note 3. Deposit with Clearing House

A deposit of $100,000 is required by Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. As of December 31, 2022, the Company kept a total cash deposit balance with Pershing, LLC of $12,915, plus a US Treasury Note at market value of $106,761. During the year ended December 31, 2021, the Company kept a total cash deposit balance of $120,945, which includes a restricted cash deposit of $100,000.

Note 4. Fair Value Measurements

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company did not have any transfers of assets between Levels 1, 2, and 3 of the fair value hierarchy during 2022 or 2021.

		Fair Value Measurements at Reporting Date Using			
Description	**December 31, 2022**	**Level 1**	**Level 2**	**Level 3**	**Total**
U. S Treasury Notes		$ 106,761	$ -	$ -	**$ 106,761**

The Company did not have investment securities as of December 31, 2021.

Note 5. Property and Equipment

The components of property and equipment are as follows:

	Estimated useful life in years	2022	2021
Furniture and fixtures	5	$ 74,012	$ 74,012
Computer and equipment	5	5,376	5,376
Leasehold improvements	5	12,998	12,998
		92,386	92,386
Less: accumulated depreciation and amortization		(92,386)	(92,386)
Property plant and equipment, net		**$ -**	**$ -**

There was no depreciation expense for the years ended December 31, 2022 and 2021.

Note 6. Retirement Plan

The Company has a defined contribution retirement plan, which covers all of its employees that complies with a minimum of 21 years of age and 12 months of service. The vesting period to become fully vested is three years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2022 and 2021, respectively.

Note 7. Income Taxes

The provision for income tax (expense)/benefit for the years ended December 31, 2022 and 2021, consists of the following:

	2022	2021
Current income tax provision	$ (500)	$ (987)
Decrease/(Increase) in deferred tax asset	614	(2,017)
Income tax benefit (expense)	**$ 114**	**$ (3,004)**

As of December 31, 2022, the Company has available $973 of unused net operating loss carryforwards that may be applied against future taxable income until December 31, 2030.

The provision for income tax shown on the statements of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance, if any, and as applicable.

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as "temporary differences". The Company records the tax effect of it as "deferred tax assets"(generally items that can be used as a tax deduction or credit in future periods) or "deferred tax liabilities" (generally items that will require income tax payment in the future when the temporary nature reverse).

Significant components of deferred tax assets are as follow:

	2022	2021
Alternative minimum tax credit	$ 1,000	$ -
Operating loss carryforward	180	565
Less: Valuation allowance:	-	-
Net deferred tax asset	**$ 1,180**	**$ 565**

In assessing the realizability of the deferred tax asset, the Company considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax asset is deductible, the Company believes it is more likely than not that the Company will realize the deferred tax asset, net of the existing valuation allowances recorded on December 31, 2022, and 2021. The amount of the deferred tax asset that is considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

During the years ended December 31, 2022, and 2021, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purpose, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns. The Company is subject to income tax examinations for local Puerto Rico income taxes generally for years 2019 through 2022.

Note 8. Lease Commitments

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of a yearly operating lease agreement until December 31, 2022 and December 2021. Monthly rent under the lease agreement amounted to $4,722 and $4,572 respectively. Total rent expense amounted to $56,668 and $ 53,830 during the years ended December 31, 2022 and 2021, respectively. Lease agreement dated August 25, 2021 expired on

December 31, 2022 and was subsequently amended to modify the lease term for an additional year. As established by the current agreement, any additional lease period will require the execution of a new agreement or amendment to the existing agreement, there are no renewal options at control of the Company or the lessor, nor purchase option.

Note 9. Related Party Transactions

The Company engaged in transactions with related parties mainly for commissions paid to the stockholder, payments made on behalf of its stockholder, rent expenses, among others. In addition, including in the statements of operations are revenues and expenses resulting from various securities trading activities with related parties, as well as fees for administrative services performed by the Company.

The following table sets forth the Company's related party transactions as of and during the years ended December 31, 2022 and 2021:

	2022	2021
Commission revenue - Stockholder	$ 42,876	$ 70,881
Clearing charges resulting from the trading of securities with the Stockholder	$ 2,446	$ 5,679
Commission paid to Stockholder	$ 222,000	$ 245,000
Due to Stockholder	$ -	$ 45,000

Note 10. Supplemental Disclosure of Cash Flows Information

The statement of cash flows classifies changes in cash according to operating, investing, and financing activities. The following is supplementary information relating to the statement of cash flows:

Cash paid during the year for:

	2022	2021
Income taxes	$ 500	$ 544

Cash and cash equivalents as of December 31, 2022 and 2021 consist of the following:

	2022	2021
Non-restricted cash and cash equivalents	$ 70,229	$ 125,786
Restricted cash	-	100,000
Total cash and restricted cash shown in the statements of cash flows	**$ 70,229**	**$ 225,786**

Note 11. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c4-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

As of December 31, 2022 and 2021, the Company had the following net capital figures (See related Schedule I accompanying these financial statements):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2022	0.31 to 1	$ 50,000	$ 132,548	$ 82,548
2021	0.32 to 1	$ 50,000	$ 136,206	$ 86,206

Note 12. Supplementary Information

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable

since, during the years ended December 31, 2022 and 2021, the Company has not had activities that would need to be disclosed on such schedules.

Note 13. Contingencies

The Company, at times, may be involved in litigation relating to matters that arises in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and legal counsels' opinion, that the outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

Note 14. Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 28, 2023, the date which the financial statements were available to be issued and has determined that there were no events occurring in this period that required disclosure in or adjustments to the accompanying financial statements.

RD Capital Group, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022 and 2021

	2022	2021
Net Capital:		
Total stockholder's equity	$ 142,486	$ 143,968
Less- Non-allowable assets		
Petty cash	282	198
Other accounts receivable	101	10
Prepaid expenses	5,164	5,709
Deferred tax asset	1,180	565
Total non-allowable assets	**6,727**	**6,482**
Less- Haircuts on securities		
Money market account	2,402	-
Contractual securities commitments	809	1,280
Total haircuts	3,211	1,280
Net capital	**$ 132,548**	**$ 136,206**
Aggregate indebtedness:		
Items included in the accompanying balance sheets -		
Accounts payable	$ 1,675	$ 133
Accrued payroll taxes and withholdings	6,156	11,119
Income and related tax payable	449	544
Other accrued expenses	32,669	31,306
Total aggregate indebtedness	**$ 40,949**	**$ 43,102**
Computation of basic net capital requirement:		
Minimum net capital required (aggregate indebtedness ÷ by 15)	$ 2,730	$ 2,873
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 82,548	$ 86,206
Net capital less the greater of 10% of aggregate indebtednes or 120% of minimum dollar net capital requirement	$ 72,548	$ 76,206
Ratio: Aggregate indebtedness to net capital	.31 to 1	.32 to 1
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2022 and 2021):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 130,496	$ 136,206
Net audit adjustments	2,052	-
Net capital per above	$ 132,548	$ 136,206
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2022 and 2021):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 130,496	$ 136,206
Net audit adjustments	2,052	-
Net capital per above	**$ 132,548**	**$ 136,206**

RD Capital Group, Inc.
Schedule II
Computation for Determination of the Reserve Requirement Pursuant to Exhibit A of Rule 240.15C3-3
December 31, 2022 and 2021

Exemption from Rule 240.15c3-3 is claimed under section (k)(2)(ii) - All customer transactions are cleared through another broker-dealer on a fully disclosed basis (Pershing, LLC).

RD CAPITAL GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

December 31, 2022

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
RD Capital Group, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of RD Capital Group, Inc., (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Traced and compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Traced and compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Traced and compared any adjustments reported in Form SIPC-7 with supporting schedules and related schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Traced and compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

We were engaged by the Company to perform these agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

driven, psc

Guaynabo, Puerto Rico

February 28, 2023

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E514390 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

RD CAPITAL GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

December 31, 2022

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
RD Capital Group, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of RD Capital Group, Inc., (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Traced and compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Traced and compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Traced and compared any adjustments reported in Form SIPC-7 with supporting schedules and related schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Traced and compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

We were engaged by the Company to perform these agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

driven, psc

Guaynabo, Puerto Rico

February 28, 2023

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E514390 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Amended

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47759 FINRA DEC
RD CAPITAL GROUP INC
255 PONCE DE LEON AVENUE
MCS PLAZA SUITE 305
SAN JUAN PR 00917-1903

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Zaida Rodriguez (787) 282-0303

2. A.	General Assessment (item 2e from page 2)	$1,114
B.	Less payment made with SIPC-6 filed (exclude interest) December 13th 2022 (Date Paid)	(632)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	518
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 518

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $518

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RD Capital Group Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 17th day of January, 20 2376480.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" Amended
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1 2022
and ending December 31 2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$764,803
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,217
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,375
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,138	
Enter the greater of line (i) or (ii)	2,138
Total deductions	21,727
2d. SIPC Net Operating Revenues	$743,076
2e. General Assessment @ .0015	$ 1,114
	(to page 1, line 2.A.)

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
RD Capital Group, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) RD Capital Group, Inc. (the "Company") claimed an exemption under 17 C.F.R. §240.15c3-3:2(ii), and (2) the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent calendar year from January 1, 2022 to December 31, 2022, without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis of Rule 15c3-3 under the Securities Exchange Act of 1934.

driven, psc
Guaynabo, Puerto Rico

February 28, 2023

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E514391 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

RD CAPITAL

The Exemption Report

RD Capital Group, Inc., (the Company) is a registered broker-dealer responsible for complying with the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. §240.15c3-3:2(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5 and the exemption provisions. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3:2(ii) (the "exemption provisions") under the following provisions of 17 C.F.R. §240.15c3-3(k) and:

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year from January 1, 2022 to December 31, 2022 without exception.

Signature: ______________________
RAMON DOMINGUEZ

Position: President & Chief Executive Officer

Date: January 17, 2023